Exhibit 99.2

KB Financial Group Inc.

Interim Separate Financial Statements

March 31, 2013 and 2012

KB Financial Group Inc.

Index

March 31, 2013 and 2012

Report on Review of Interim Financial Statements

To the Shareholders and Board of Directors of

KB Financial Group Inc.

Reviewed Financial Statements

We have reviewed the accompanying interim separate financial statements of KB Financial Group Inc. (the “Company”). These financial statements consist of separate statement of financial position of the Company as of March 31, 2013, and the related separate statements of comprehensive income, changes in equity and cash flows for the three-month periods ended March 31, 2013 and 2012, and a summary of significant accounting policies and other explanatory notes, expressed in Korean won.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these separate financial statements in accordance with the International Financial Reporting Standards as adopted by the Republic of Korea (“K-IFRS”) 1034, Interim Financial Reporting, and for such internal control as management determines is necessary to enable the preparation of separate financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to issue a report on these separate financial statements based on our reviews. We conducted our reviews in accordance with the quarterly and semi-annual review standards established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the Republic of Korea and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our reviews, nothing has come to our attention that causes us to believe the accompanying interim separate financial statements do not present fairly, in all material respects, in accordance with the K-IFRS 1034.

Other Matters

We have audited the separate statements of financial position of the Company as of December 31, 2012, and the related separate statements of comprehensive income, changes in equity and cash flows for the year then ended, in accordance with auditing standards generally accepted in the Republic of Korea. We expressed an unqualified opinion on those financial statements in our audit report dated March 12, 2013. These financial statements are not included in this review report. The accompanying separate statement of financial position of the Company as of December 31, 2012 for the comparative purpose is restated by applying the amendment of K-IFRS 1019, Employee Benefits, which are disclosed in Note 2.

Review standards and their application in practice vary among countries. The procedures and practices used in the Republic of Korea to review such financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report is for use by those who are informed about Korean review standards and their application in practice.

Seoul, Korea

May 14, 2013

This report is effective as of May 14, 2013, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying interim separate financial statements and notes thereto. Accordingly, the readers of the review report should understand that there is a possibility that the above review report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

KB Financial Group Inc.

Interim Separate Statements of Financial Position

March 31, 2013 and December 31, 2012

(In millions of Korean won)	Notes	March 31, 2013		December 31, 2012

Assets
Cash and due from financial institutions	4,5,6,24	￦	381,264	￦	96,234
Loans	4,5,7		10,000		25,000
Investments in subsidiaries	8		17,944,848		17,944,848
Property and equipment	9		547		351
Intangible assets	10		8,981		9,122
Deferred income tax assets	11,22		3,376		3,800
Other assets	4,5,12		392,722		310,673

Total assets		￦	18,741,738	￦	18,390,028

Liabilities
Defined benefit liabilities	13		1,827		1,384
Current income tax liabilities	22		337,604		257,535
Other liabilities	4,5,14,16		277,467		46,767

Total liabilities			616,898		305,686

Equity
Share capital	15		1,931,758		1,931,758
Capital surplus	15		13,513,809		13,513,809
Accumulated other comprehensive income	15		(2,776)		(2,780)
Retained earnings	15		2,682,049		2,641,555

Total equity			18,124,840		18,084,342

Total liabilities and equity		￦	18,741,738	￦	18,390,028

The accompanying notes are an integral part of these interim separate financial statements.

KB Financial Group Inc.

Interim Separate Statements of Comprehensive Income

Three-Month Periods Ended March 31, 2013 and 2012

		Three-Month Period Ended March 31
(In millions of Korean won except per share amounts)	Notes	2013		2012

Interest income		￦	1,067	￦	1,177
Interest expense			—		(2,997)

Net interest income(expense)	4,17		1,067		(1,820)

Fee and commission income			—		—
Fee and commission expense			(982)		(184)

Net fee and commission expense	18		(982)		(184)

Net other operating income	19		282,039		687,925

General and administrative expenses	20		(9,393)		(9,823)

Operating profit before provision for credit losses			272,731		676,098

Provision for credit losses			—		—

Operating profit			272,731		676,098

Net non-operating expense	21		(4)		(92)

Profit before tax			272,727		676,006
Income tax benefit(expense)	22		(422)		131

Profit for the period			272,305		676,137

Actuarial gains(losses) on post defined benefit pension plans	13		4		(5)

Items that will not be reclassified to profit or loss			4		(5)

Other comprehensive income(loss) for the period, net of tax			4		(5)

Total comprehensive income for the period		￦	272,309	￦	676,132

Earnings per share
Basic earnings per share	23	￦	705	￦	1,750
Diluted earnings per share	23		703		1,746

The accompanying notes are an integral part of these interim separate financial statements.

KB Financial Group Inc.

Interim Separate Statements of Changes in Equity

Three Month Periods Ended March 31, 2013 and 2012

(In millions of Korean won)	Share Capital		Capital Surplus		Accumulated Other Comprehensive Income(loss)		Retained Earnings		Total Equity

Balance at January 1, 2012	￦	1,931,758	￦	13,513,809	￦	—	￦	2,270,713	￦	17,716,280
Changes in accounting policy		—		—		(1,918)		1,918		—

Restated balance		1,931,758		13,513,809		(1,918)		2,272,631		17,716,280

Comprehensive income
Profit for the period		—		—		—		676,137		676,137
Actuarial gains(losses) on post defined benefit pension plans		—		—		(5)		—		(5)

Total comprehensive income		—		—		(5)		676,137		676,132

Transactions with shareholders
Dividends		—		—		—		(278,173)		(278,173)

Total transactions with shareholders		—		—		—		(278,173)		(278,173)

Balance at March 31, 2012	￦	1,931,758	￦	13,513,809	￦	(1,923)	￦	2,670,595	￦	18,114,239

Balance at January 1, 2013	￦	1,931,758	￦	13,513,809	￦	(2,780)	￦	2,641,555	￦	18,084,342

Comprehensive income
Profit for the period		—		—		—		272,305		272,305
Actuarial gains(losses) on post defined benefit pension plans		—		—		4		—		4

Total comprehensive income		—		—		4		272,305		272,309

Transactions with shareholders
Dividends		—		—		—		(231,811)		(231,811)

Total transactions with shareholders		—		—		—		(231,811)		(231,811)

Balance at March 31, 2013	￦	1,931,758	￦	13,513,809	￦	(2,776)	￦	2,682,049	￦	18,124,840

The accompanying notes are an integral part of these interim separate financial statements.

KB Financial Group Inc.

Interim Separate Statements of Cash Flows

Three-Month Periods Ended March 31, 2013 and 2012

		Three-Month Period Ended March 31
(In millions of Korean won)	Note	2013		2012

Cash flows from operating activities
Profit for the period		￦	272,305	￦	676,137

Adjustment for non-cash items
Depreciation and amortization			186		344
Share-based payments			410		1,297
Net interest income			(167)		(190)
Net other expense			610		580

			1,039		2,031

Changes in operating assets and Liabilities
Due from financial institutions			—		12,000
Deferred income tax assets			423		(131)
Other assets			(1,005)		915
Other liabilities			(2,115)		(3,303)

			(2,697)		9,481

Net cash generated from (used in) operating activities			270,647		687,649

Cash flows from investing activities
Acquisition of investments in subsidiaries			—		(171,526)
Collection of loans			15,000		—
Acquisition of property and equipment			(241)		(29)
Net decrease(increase) in guarantee deposits paid			(120)		8,466
Others			(256)		(3)

Net cash provided by (used in) investing activities			14,383		(163,092)

Cash flows from financing activities
Increase in debts			—		150,000
Redemption in debentures			—		(50,000)

Net cash used in financing activities			—		100,000

Net increase(decrease) in cash and cash equivalents			285,030		624,557
Cash and cash equivalents at the beginning of the period	24		96,231		20,028

Cash and cash equivalents at the end of the period	24	￦	381,261	￦	644,585

The accompanying notes are an integral part of these interim separate financial statements.

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

March 31, 2013 and 2012, and December 2012

1. The Company

KB Financial Group Inc. (the “Company”), in accordance with Financial Holding Companies Act, was established on September 29, 2008, through stock transfer with the former shareholders of Kookmin Bank, KB Investment & Securities Co., Ltd., KB Asset Management Co., Ltd., KB Real Estate Trust Co., Ltd., KB Investment Co., Ltd., KB Futures Co., Ltd., KB Credit Information Co., Ltd., and KB Data Systems Co., Ltd. in order to provide management services and financing to associated companies. The headquarters are located at 9-1 Namdaemunro 2-ga, Jung-gu, Seoul. The Company’s paid in capital as of March 31, 2013, is ￦1,931,758 million. In 2011, Kookmin Bank spun off its credit card business segment and established a new separate credit card company, KB Kookmin Card Co., Ltd., and KB investment & Securities Co., Ltd. merged with KB Futures Co., Ltd. The Company established KB Savings Bank Co., Ltd. in January 2012.

The Company is authorized to issue up to 1 billion shares. The Company has been listed on the Korea Exchange (“KRX”) since October 10, 2008, and listed on the New York Stock Exchange (“NYSE”) for its American Depositary Shares (“ADS”) since September 29, 2008.

2. Basis of Preparation

2.1 Application of K-IFRS

The Company’s financial statements for the annual period beginning on January 1, 2012, have been prepared in accordance with Korean-IFRS(“K-IFRS”). These are the standards, subsequent amendments and related interpretations issued by the International Accounting Standards Board (“IASB”) that have been adopted by the Republic of Korea.

The preparation of financial statements requires the use of certain critical accounting estimates. It also requires management to exercise judgment in the process of applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the separate financial statements are disclosed in Note 2.4.

The separate financial statements were prepared in accordance with K-IFRS 1027, Separate Financial Statements.

The Company’s interim separate financial statements as of and for the three-month period ended March 31, 2013, had been prepared in accordance with K-IFRS 1034, Interim Financial Reporting, which is effective as of March 31, 2013.

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

March 31, 2013 and 2012, and December 2012

New standards, amendments and interpretations issued but not effective for the year beginning January 1, 2013, and not early adopted by the Company are as follows:

Amendments to K-IFRS 1032, Financial Instruments: Presentation

According to Amendment of K-IFRS 1032, Financial Instruments: Presentation, it is clarified that a right to set-off must be legally enforceable in all of the circumstances not being contingent on a future event, and if an entity can settle amounts in a manner such that the outcome is, in effect, equivalent to net settlement, the entity will meet the net settlement criterion. This amendment is effective for the Company as of January 1, 2014. The Company is assessing the impact of application of the amended K-IFRS 1032 on its separate financial statements.

New standards, amendments and interpretations adopted by the Company for the financial year beginning January 1, 2013, are as follows:

K-IFRS 1001, Presentation of Financial Statements: Presentation of Items of Other Comprehensive Income

K-IFRS 1001, Presentation of Financial Statements, was amended to require other comprehensive income items to be classified into items that might be reclassified to profit or loss in subsequent periods and items that would not be reclassified subsequently. The Company applies presentation of items of other comprehensive income in accordance with the enactment retrospectively, makes a retrospective restatement of separate statements of comprehensive income for the year ended March 31, 2012. There are not any effect on the Company’s total comprehensive income for the retrospective application of change in accounting policy.

K-IFRS 1019, Employee Benefits

According to the amendments to K-IFRS 1019, Employee Benefits, the use of a ‘corridor’ approach is no longer permitted, and therefore all actuarial gains and losses incurred are immediately recognized in other comprehensive income. All past service costs incurred from changes in pension plan are immediately recognized, and expected returns on interest costs and plan assets that used to be separately calculated are now changed to calculating net interest expense(income) by applying discount rate used in measuring defined benefit obligation in net defined benefit liabilities(assets). The Company applies the accounting policy retroactively in accordance with the amended standards and the comparative separate statements of financial position and separate statement of the comprehensive income is restated by reflecting adjustments resulting from the retrospective application.

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

March 31, 2013 and 2012, and December 2012

The effect of these changes in accounting policy to financial position as of March 31, 2013 and December 2012, and to comprehensive income for the three-month periods ended March 31, 2013 and 2012, are as follows:

Effect on Separate Statements of Financial Position

(In millions of Korean won)	March 31. 2013		Dec. 31, 2012
Decrease of accumulated other comprehensive income	￦	2,776	￦	2,780
Increase of retained earnings		2,776		2,780

Effect on Separate Statements of Comprehensive Income

(In millions of Korean won)	March 31. 2013		March 31. 2012
Increase(decrease) of general and administrative expenses	￦	5	￦	(7)
Increase(decrease) of income tax		(1)		2
Increase(decrease) of other comprehensive income		4		(5)

Termination benefits are payable when employment is terminated by the Company before the normal retirement date, or whenever an employee accepts voluntary redundancy in exchange for these benefits. An entity shall recognize a liability and expense for termination benefits at the earlier of the following dates: when the entity can no longer withdraw the offer of those benefits and when the entity recognizes costs for a restructuring that is within the scope of K-IFRS 1037 and involves the payment of termination benefits. Termination benefits are measured by considering the number of employees expected to accept the offer in the case of a voluntary early retirement. Termination benefits over twelve months after the reporting period are discounted to present value. The Company expects that the application of this amendment would not have a material impact on its consolidated financial statements.

K-IFRS 1027, Separate Financial Statements

Amended K-IFRS 1027 by enactment of K-IFRS 1110 is to prescribe the accounting for investments in subsidiaries, joint ventures and associates of parent company in the separate financial statements. The application of this amendment would not have a material impact on its separate financial statements.

K-IFRS 1110, Consolidated Financial Statements

K-IFRS 1110 supersedes K-IFRS 1027, Consolidated and Separate Financial Statements and SIC-12, Consolidation: Special Purpose Entities.

K-IFRS 1110, Consolidated Financial Statements, builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included in the consolidated financial statements of the Parent Company. An investor controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. The standard provides additional guidance to assist in the determination of control where this is difficult to assess.

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

March 31, 2013 and 2012, and December 2012

As a result of reviewing the impact of the enactment of K-IFRS 1110, the Company decided to consolidate 8 entities including KB Hope Sharing BTL Private Special Asset.

According to K-IFRS 1110, the Group consolidates 8 entities including KB Hope Sharing BTL Private Special Asset. Because KB Financial Group has power, exposure to variable returns and the investor’s ability to use power to affect its amount of variable returns.

New subsidiaries included by the adoption of K-IFRS 1110

Investor	Investee	Ownership(%)	Location	Industry
Kookmin Bank, KB Life Insurance Co., Ltd.	KB Hope Sharing BTL Private Special Asset	40.00	Korea	Capital investment
Kookmin Bank	Hanbando BTL Private Special Asset Fund 1	39.74	Korea	Capital investment
Kookmin Bank	Global Logistics Infra Private Fund 1	57.14	Korea	Capital investment
Kookmin Bank	Global Logistics Infra Private Fund 2	—	Korea	Capital investment
Kookmin Bank	KB Mezzanine Private Securities Fund 1	46.51	Korea	Capital investment
Kookmin Bank	KB Private Real Estate Securities Fund 1(NPL)	45.00	Korea	Capital investment
Kookmin Bank	K Star KTB ETF(Bond)	48.78	Korea	Capital investment
KB Private Real Estate Securities Fund 1(NPL)	Woori KA First Asset Securitization	55.00	Korea	Asset-backed securitization

Effect on the financial statements by accounting changes

Changes in subsidiaries would not have an impact on the separate financial statements of the Company.

K-IFRS 1111, Joint Arrangements

K-IFRS 1111, Joint Arrangements, aims to reflect the substance of joint arrangements by focusing on the contractual rights and obligations that each party to the arrangement has rather than its legal form. Joint arrangements are classified as either joint operations or joint ventures. A joint operation is when joint operators have rights to the assets and obligations for the liabilities, and account for the assets, liabilities, revenues and expenses, while parties to the joint venture have rights to the net assets of the arrangement and account for their interest in the joint venture. The adoption of K-IFRS 1111 would not have an impact on the accounting requirements of the Company.

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

March 31, 2013 and 2012, and December 2012

K-IFRS 1112, Disclosures of Interests in Other Entities

K-IFRS 1112, Disclosures of Interests in Other Entities, provides the disclosure requirements for all forms of interests in other entities, including a subsidiary, a joint arrangement, an associate, a consolidated structured entity and an unconsolidated structured entity. Disclosures of interests in other entities on the separate financial statements were still prepared in accordance with K-IFRS 1027, Separate Financial Statements. However, if an entity has interests in unconsolidated structured entities and prepares separate financial statements as its only financial statements, it has to be disclosed about unconsolidated structured entity in accordance with K-IFRS 1112, Disclosures of Interests in Other Entities. The enactment would not have a material impact on the separate financial statements of the Company.

K-IFRS 1113, Fair value measurement

K-IFRS 1113 aims to improve consistency and reduce complexity by providing a precise definition of fair value and a single source of fair value measurement and disclosure requirements for use across K-IFRS. K-IFRS 1113 does not extend the use of fair value accounting but provides guidance on how it should be applied where its use is already required or permitted by other standards within K-IFRS. K-IFRS 1113 has been effective prospectively for annual periods beginning on or after January 1, 2013, and the Company is reviewing the impact of the K-IFRS 1110. The enactment would not have a material impact on the separate financial statements of the Company.

2.2 Measurement Basis

The separate financial statements have been prepared under the historical cost convention unless otherwise specified.

2.3 Functional and Presentation Currency

Items included in the separate financial statements of the Company are measured using the currency of the primary economic environment in which the Company operates (the functional currency). The separate financial statements are presented in Korean won, which is the Company’s presentation currency.

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

March 31, 2013 and 2012, and December 2012

2.4 Significant Estimates

The preparation of the separate financial statements requires the application of accounting policies, certain critical accounting estimates and assumptions that may have a significant impact on assets(liabilities) and incomes(expenses). The managements’ estimate of outcome may differ from an actual outcome if the managements’ estimate and assumption based on its best judgment at the reporting date are different from an actual environment.

Estimates and assumptions are continually evaluated and any change in an accounting estimate is recognized prospectively by including it in profit or loss in the period of the change, if the change affects that period only. Alternatively if the change in accounting estimate affects both the period of change and future periods, that change is recognized in the profit or loss of all those periods.

Uncertainty in estimates and assumptions with significant risk that will result in material adjustment to the separate financial statements are as follows:

2.4.1 Deferred income taxes

The recognition of a deferred tax asset relies on an assessment of the probability and sufficiency of future taxable profits, future reversals of existing taxable temporary differences and ongoing tax planning strategies.

2.4.2 Defined benefit obligation

The present value of defined benefit obligations is measured by the independent actuaries using the Projected Unit Credit Method. It incorporates actuarial assumptions and variables such as future increases in salaries, rate of retirement, and discount rate amongst others.

2.4.3 Income tax expense for the interim period

Income tax expense for the interim period is measured by expected average annual income tax rate applied on expected total annual income.

3. Significant accounting policies

The significant accounting policies applied in the preparation of these separate financial statements are set out below. These policies have been consistently applied to all periods presented, unless otherwise stated.

3.1 Cash and cash equivalents

Cash and cash equivalents include cash on hand, foreign currency, and short-term, highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

March 31, 2013 and 2012, and December 2012

3.2 Loans and receivables

Non-derivative financial assets which meet the following conditions are classified as loans and receivables:

•	Those with fixed or determinable payments.

•	Those that are not quoted in an active market.

•	Those that the Company does not intend to sell immediately or in the near term.

•	Those that the Company, upon initial recognition, does not designate as available for sale or as at fair value through profit or loss.

After initial recognition, these are subsequently measured at amortized cost using the effective interest method.

If there is objective evidence that an impairment loss has been incurred, the amount of the loss is measured and recognized in profit or loss as provision for credit loss.

Impairment loss on loans reduces the carrying amount of the asset through use of an allowances account, and when a loan becomes uncollectable, it is written off against the related allowances account. If, in a subsequent period, the amount of the impairment loss decreases and is objectively related to the subsequent event after recognition of impairment, the previously recognized impairment loss is reversed by adjusting an allowances account. The amount of the reversal is recognized in profit or loss.

3.3 Investments in Subsidiaries

Investments in subsidiaries are accounted at cost method in accordance with K-IFRS 1027. The Company determines at each reporting date whether there is any objective evidence that the investments in the subsidiaries are impaired. If this is the case, the Company calculates the amount of impairment as the difference between the recoverable amount of the subsidiaries and its carrying value.

3.4 Property and equipment

Recognition and Measurement

All property and equipment that qualify for recognition as an asset is measured at its cost and subsequently carried at its cost less any accumulated depreciation and any accumulated impairment losses.

The cost of property and equipment includes any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management and the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

March 31, 2013 and 2012, and December 2012

Subsequent expenditures are capitalized only when they prolong the useful life or enhance values of the assets but the costs of the day-to-day servicing of the assets such as repair and maintenance costs are recognized in profit or loss as incurred. When part of an item of an asset has a useful life different from that of the entire asset, it is recognized as a separate asset.

Depreciation

Land is not depreciated, whereas other property and equipment are depreciated using the method that reflects the pattern in which the asset’s future economic benefits are expected to be consumed by the Company. The depreciable amount of an asset is determined after deducting its residual value.

Each part of an item of property and equipment with a cost that is significant in relation to the total cost of the item is depreciated separately.

The depreciation method and estimated useful lives of the assets are as follows:

Property and equipment	Depreciation method	Estimated useful lives
Leasehold improvements	Declining-balance	4 years
Equipment and vehicles	Declining-balance	4 years

The residual value, the useful life and the depreciation method applied to an asset are reviewed at least at each financial year-end and, if expectations differ from previous estimates or if there has been a significant change in the expected pattern of consumption of the future economic benefits embodied in the asset, the changes are accounted for as a change in an accounting estimate.

3.5 Intangible assets

Intangible assets are measured initially at cost and subsequently carried at their cost less any accumulated amortization and any accumulated impairment losses.

Intangible assets, except for membership right, are amortized using the straight-line method with no residual value over their estimated useful economic life since the asset is available for use.

Intangible assets	Amortization method	Estimated useful lives
Software	Straight-line	4 years
Others	Straight-line	4 years

The amortization period and the amortization method for intangible assets with a finite useful life are reviewed at least at each financial year end. Where an intangible asset is not being amortized because its useful life is considered to be indefinite, the Company carries out a review in each accounting period to confirm whether or not events and circumstances still support the assumption of an indefinite useful life. If they do not, the change from the indefinite to finite useful life is accounted for as a change in an accounting estimate.

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

March 31, 2013 and 2012, and December 2012

3.6 Impairment of non-financial assets

The Company assesses at the end of each reporting period whether there is any indication that a non-financial asset except for (i) deferred income tax assets, (ii) assets arising from employee benefits and (iii) non-current assets (or group of assets to be sold) classified as held for sale, may be impaired. If any such indication exists, the Company estimates the recoverable amount of the asset.

The recoverable amount is estimated for the individual asset. If it is not possible to estimate the recoverable amount of the individual asset, the Company determines the recoverable amount of the cash-generating unit to which the asset belongs (the asset’s cash-generating unit). A cash-generating unit is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. The recoverable amount of an asset is the higher of its fair value less costs to sell and its value in use. Value in use is the present value of the future cash flows expected to be derived from an asset or cash-generating unit that are discounted by a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the future cash flow estimates have not been adjusted.

If, and only if, the recoverable amount of an asset is less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. That reduction is an impairment loss and recognized immediately in profit or loss.

3.7 Provisions

Provisions are recognized when the Company has a present obligation (legal or constructive) as a result of a past event and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. The risks and uncertainties that inevitably surround many events and circumstances are taken into account in reaching the best estimate of provisions, and where the effect of the time value of money is material, the amount of provisions are the present value of the expenditures expected to be required to settle the obligation.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimate. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provisions are reversed.

3.8 Equity instrument issued by the Company

An equity instrument is any contract or agreement that evidences a residual interest in the assets of an entity after deducting all of its liabilities.

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

March 31, 2013 and 2012, and December 2012

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares are deducted, net of tax, from the equity.

3.9 Revenue recognition

Revenue shall be recognized when all the following conditions have been satisfied:

a)	The amount of revenue can be measured reliably.

b)	It is probable that the economic benefits associated with the transaction will flow to the company.

c)	Specific conditions are satisfied for activities.

3.9.1 Interest income and expense

Interest income and expense are recognized using the effective interest method. The effective interest method is a method of calculating the amortized cost of a financial asset or a financial liability (or groups of financial assets or financial liabilities) and of allocating the interest income or interest expense over the relevant period.

The effective interest rate is the rate that exactly discounts estimated future cash receipts or payments through the expected life of the financial instrument or, where appropriate, a shorter period, to the net carrying amount of the financial asset or financial liability. When calculating the effective interest rate, the Company estimates cash flows considering all contractual terms of the financial instrument but does not consider future credit losses.

Interest on impaired financial assets is recognized using the rate of interest used to discount the future cash flows for the purpose of measuring the impairment loss.

3.9.2 Fee and commission income

Fee and commission income is recognized on an accrual basis in accordance with the substance of transaction.

3.9.3 Dividend income

Dividend income is recognized when the shareholder’s right to receive payment is established.

3.10 Employee compensation and benefits

Post-employment benefit: Defined benefit plans

All post-employment benefit, other than defined contribution plans, is classified as defined benefit plans. The amount recognized as a defined benefit liability is the present value of the defined benefit obligation less the fair value of plan assets at the end of the reporting period.

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

March 31, 2013 and 2012, and December 2012

The present value of the defined benefit obligation is calculated annually by independent actuaries using the Projected Unit Credit method. The rate used to discount post-employment benefit obligations is determined by reference to market yields at the end of the reporting period on high quality corporate bonds. The currency and term of the corporate bonds are consistent with the currency and estimated term of the post-employment benefit obligations. Actuarial gains and losses including experience adjustments and the effects of changes in actuarial assumptions are recognized in other comprehensive income.

When the fair value of plan assets deducted from the total of the present value of the defined benefit obligation results in an asset, it is recognized to the extent of any cumulative unrecognized past service cost and the present value of any economic benefits available in the form of refunds from the plan or reductions in future contributions to the plan.

Past service cost arises when the Company introduces a defined benefit plan that attributes to past service or changes the benefits payable for past service under an existing defined benefit plan. Such past service cost is recognized immediately in profit or loss.

Short-term employee benefits

Short-term employee benefits are employee benefits (other than termination benefits) that are due to be settled within 12 months after the end of the period in which the employees render the related service. The undiscounted amount of short-term employee benefits expected to be paid in exchange for that service is recognized as a liability (accrued expense), after deducting any amount already paid.

The expected cost of profit-sharing and bonus payments are recognized as liabilities when the Company has a present legal or constructive obligation to make such payments as a result of past events rendered by employees and a reliable estimate of the obligation can be made.

Share-based payment

The Company operates share-based payment arrangements granting awards to directors and employees of the Company. The Company has a choice of whether to settle the awards in cash or by issuing equity instruments for a share-based payment transaction at the date of settlement.

For a share-based payment transaction in which the terms of the arrangement provide the Company with the choice of whether to settle in cash or by issuing equity instruments, the Company determined that it has a present obligation to settle in cash because the Company has a past practice and a stated policy of settling in cash. Therefore, the Company accounts for the transaction in accordance with the requirements of cash-settled share-based payment transactions.

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

March 31, 2013 and 2012, and December 2012

The Company measures the services acquired and the liability incurred at fair value. Until the liability is settled, the Company remeasures the fair value of the liability at the end of each reporting period and at the date of settlement, with any changes in fair value recognized in profit or loss for the year.

Termination benefits

Termination benefits are employee benefits payable as a result of either the Company’s decision to terminate an employee’s employment before the normal retirement date or an employee’s decision to accept voluntary redundancy in exchange for those benefits. The Company recognizes termination benefits as a liability and an expense when, and only when, the Company is demonstrably committed to either terminate the employment of an employee or Company of employees before the normal retirement date or provide termination benefits as a result of an offer made in order to encourage voluntary redundancy. The Company is demonstrably committed to a termination when, and only when, the Company has a detailed formal plan for the termination and is without realistic possibility of withdrawal. Where termination benefits fall due more than 12 months after the end of the reporting period, they are discounted using the appropriate discount rate.

Reclassification

As discussed in Note 20, employee benefits for the year ended March 31, 2012, were reclassified to conform with the March 31, 2013 financial statement presentation. This reclassification has no impact on the previously reported profit for the year or equity.

3.11 Income tax expenses

Income tax expense (tax income) comprises current tax expense (current tax income) and deferred income tax expense (deferred income tax income). Current and deferred income tax are recognized as income or expense and included in profit or loss for the year, except to the extent that the tax arises from (a) a transaction or event which is recognized, in the same or a different period outside profit or loss, either in other comprehensive income or directly in equity and (b) a business combination.

Current income tax

Current income tax is the amount of income taxes payable (recoverable) in respect of the taxable profit (tax loss) for a period. A difference between the taxable profit and accounting profit may arise when income or expense is included in accounting profit in one period but is included in taxable profit in a different period. Differences may also arise if there is revenue that is exempt from taxation or expenses that is not deductible in determining taxable profit (tax loss). Current income tax liabilities (assets) for the current and prior periods are measured at the amount expected to be paid to (recovered from) the taxation authorities, using the tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period.

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

March 31, 2013 and 2012, and December 2012

The Company offsets current income tax assets and current income tax liabilities if, and only if, the Company (a) has a legally enforceable right to set off the recognized amounts and (b) intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

Deferred income tax

Deferred income tax is recognized, using the asset-liability method, on temporary differences arising between the tax based of assets and liabilities and their carrying amount in the financial statements. Deferred income tax liabilities are recognized for all taxable temporary differences and deferred income tax assets are recognized for all deductible temporary differences to the extent that it is probable that taxable profit will be available against which the deductible temporary difference can be utilized. However, deferred income tax liabilities are not recognized if they arise from the initial recognition of goodwill; deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss.

The carrying amount of a deferred income tax asset is reviewed at the end of each reporting period. The Company reduces the carrying amount of a deferred income tax asset to the extent that it is no longer probable that sufficient taxable profit will be available to allow the benefit of part or all of that deferred income tax asset to be utilized.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred income tax liabilities and deferred income tax assets reflects the tax consequences that would follow from the manner in which the Company expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

The Company offsets deferred income tax assets and deferred income tax liabilities when the Company has a legally enforceable right to set off current income tax assets against current income tax liabilities; and the deferred income tax assets and the deferred income tax liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity; or different taxable entities which intend either to settle current income tax liabilities and assets on a net basis, or to realize the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred income tax liabilities or assets are expected to be settled or recovered.

Uncertain tax positions

Uncertain tax positions arise from tax treatments applied by the Company which may be challenged by the tax authorities due to the complexity of the transaction or different interpretation of the tax laws, a claim for rectification brought by the Company, or an appeal for a refund claimed from the tax authorities related to additional assessments. The Company recognizes its uncertain tax positions in the financial statements based on the guidance in K-IFRS 37. A liability related to an uncertain tax position is recognized as the best estimate of expenditure if the uncertain tax position is probable of resulting in additional payment to the tax authorities. Meanwhile assets related to uncertain tax positions, caused by a claim for rectification or an appeal for refund claimed from the tax authorities related to additional assessments, are treated as contingent assets under K-IFRS 37. Therefore, tax expenses are recognized in the financial statements when the uncertain tax position is probable of resulting in additional payment to the tax authorities, while tax benefits are recognized only when the tax refund is virtually certain.

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

March 31, 2013 and 2012, and December 2012

The Company classifies interest and penalties related to uncertain tax positions as a component of income tax expense.

3.12 Earnings per share

The Company calculates basic earnings per share amounts and diluted earnings per share amounts for profit or loss attributable to ordinary equity holders and presents them in the statement of comprehensive income. Basic earnings per share is calculated by dividing profit or loss attributable to ordinary equity holders by the weighted average number of ordinary shares outstanding during the period. For the purpose of calculating diluted earnings per share, the Company adjusts profit or loss attributable to ordinary equity holders and the weighted average number of shares outstanding for the effects of all dilutive potential ordinary shares including convertible bond and share option.

3.13 Operating segments

The Company is composed of a single operating segment. Therefore, disclosures on other segments are omitted in accordance with K-IFRS No.1108, Operating Segments.

4. Financial risk management

4.1 Summary

4.1.1 Overview of Risk Management Policy

The financial risks that the Company is exposed to are credit risk, market risk and liquidity risk.

The note regarding financial risk management provides information about the risks that the Company is exposed to, including the objectives, policies and processes for managing the risks, and the methods used to measure the risks and capital adequacy. Additional quantitative information is disclosed throughout the separate financial statements.

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

March 31, 2013 and 2012, and December 2012

The Company’s risk management system focuses on increasing transparency, developing the risk management environment, and the preemptive response to risk due to rapid changes in the financial environment to support the Company’s long-term strategy and business decisions efficiently. Credit risk, market risk and liquidity risk have been recognized as the Company’s key risks. These risks are measured in Economic Capital or VaR (Value at Risk) and are managed using a statistical method.

4.1.2 Risk Management Organization

Risk Management Committee

The Risk Management Committee establishes risk management strategies in accordance with the directives of the Board of Directors and determines the Company’s target risk appetite, approves significant risk matters and reviews the level of risks that the Company is exposed to and the appropriateness of the Company’s risk management operations as an ultimate decision-making authority.

Risk Management Council

The Risk Management Council reviews and makes decisions on matters delegated by the Risk Management Committee and discusses the detailed issues relating to the Company’s risk management.

Risk Management Department

The Risk Management Department is responsible for conducting work processes, procedures and detailed policies.

4.2 Credit Risk

4.2.1 Overview of Credit Risk

Credit risk is the risk of possible losses in an asset portfolio in the events of counterparty’s default, breach of contract and deterioration in the credit quality of the counterparty. For risk management reporting purposes, the individual borrower’s default risk is considered.

4.2.2 Credit Risk Management

The Company measures expected losses on assets that are subject to credit risk management and uses it as a management indicator.

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

March 31, 2013 and 2012, and December 2012

4.2.3 Maximum exposure to credit risk

The Company’s maximum exposures of financial instruments to credit risk without consideration of collateral values as of March 31, 2013 and December 31, 2012, are as follows:

(In millions of Korean won)	March 31, 2013		Dec. 31, 2012

Due from financial institutions	￦	381,264	￦	96,234
Loans		10,000		25,000
Other financial assets		24,326		20,226

	￦	415,590	￦	141,460

4.2.4 Credit risk of loans

The Company maintains an allowance for loan losses associated with credit risk on loans to manage its credit risk.

The Company recognizes an impairment loss on loans carried at amortized cost when there is any objective indication of impairment. Under K-IFRS, an impairment loss is based on losses incurred at the end of the reporting period. Therefore, the Company does not recognize losses expected as a result of future events. The Company measures inherent incurred losses on loans and presents them in the financial statements through the use of an allowance account which is offset against the related loans.

Loans are classified as follows:

(In millions of Korean won)	March 31, 2013			Dec. 31, 2012
Loan before allowances	Corporate loans		Percentage (%)	Corporate loans		Percentage (%)
Neither past due nor impaired	￦	10,000	100.00	￦	25,000	100.00
Past due but not impaired		—	—		—	—
Impaired		—	—		—	—

		10,000	100.00		25,000	100.00
Allowances		—	—		—	—

Carrying amount	￦	10,000	100.00	￦	25,000	100.00

Credit quality of loans that are neither past due nor impaired:

(In millions of Korean won)	March 31, 2013		Dec. 31, 2012
Grade 1	￦	10,000	￦	25,000
Grade 2		—		—
Grade 3		—		—
Grade 4		—		—
Grade 5		—		—

	￦	10,000	￦	25,000

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

March 31, 2013 and 2012, and December 2012

Credit quality of loans is classified as follows, according to the probability of default:

Range of PD(%) (Probability of Default)
Grade 1	0.0 ~ 1.0
Grade 2	1.0 ~ 5.0
Grade 3	5.0 ~ 15.0
Grade 4	15.0 ~ 30.0
Grade 5	30.0 ~

4.2.5 Credit risk concentration analysis

The details of the Company’s loans by country, as of March 31, 2013 and December 31, 2012, are as follows:

(In millions of Korean won)	March 31, 2013
	Corporate loans		%	Allowances		Carrying amount
Korea	￦	10,000	100.00	￦	—	￦	10,000

	￦	10,000	100.00	￦	—	￦	10,000

(In millions of Korean won)	Dec. 31, 2012
	Corporate loans		%	Allowances		Carrying amount
Korea	￦	25,000	100.00	￦	—	￦	25,000

	￦	25,000	100.00	￦	—	￦	25,000

The details of the Company’s loans by industry as March 31, 2013 and December 31, 2012, are as follows:

(In millions of Korean won)	March 31, 2013
	Loans		%	Allowances		Carrying amount
Financial institutions	￦	10,000	100.00	￦	—	￦	10,000

	￦	10,000	100.00	￦	—	￦	10,000

(In millions of Korean won)	Dec. 31, 2012
	Loans		%	Allowances		Carrying amount
Financial institutions	￦	25,000	100.00	￦	—	￦	25,000

	￦	25,000	100.00	￦	—	￦	25,000

4.3 Liquidity risk

4.3.1 Overview of liquidity risk

Liquidity risk is the risk of insolvency or loss due to a disparity between the inflow and outflow of funds, unexpected outflow of funds, and obtaining funds at a high price or disposing of securities at an unfavorable price due to lack of available funds. The Company manages its liquidity risk through analysis of the contractual maturity of all financial assets and liabilities. The Company discloses them by maturity group: On demand, up to one month, between over one month and three months, between over three months and twelve months, between over one year and five years, and over five years.

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

March 31, 2013 and 2012, and December 2012

Cash flows disclosed for the maturity analysis are undiscounted contractual principal and interest to be received (paid) and, thus, differs from the amount in the financial statements which are based on the present value of expected cash flows in some cases. The amount of interest to be received on assets or paid on liabilities calculated using a floating interest rate, is measured on the assumption that the current interest rate would be the same upon maturity.

4.3.2. Liquidity risk management

The liquidity risk is managed by liquidity management principles and related guideline which are applied to the risk management policies and procedures that address all the possible risks that arise from the overall business of the Company.

4.3.3. Analysis of remaining contractual maturity of financial assets and liabilities

The remaining contractual maturity of financial assets and liabilities as of March 31, 2013 and December 31, 2012, are as follows:

(In millions of Korean won)
	March 31, 2013
	On demand		Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
Financial assets
Due from financial institutions[1]	￦	316,293	￦	—	￦	65,297	￦	—	￦	—	￦	—	￦	381,590
Loans		—		35		10,070		—		—		—		10,105
Other financial assets		—		4,057		—		20,478		—		—		24,535

	￦	316,293	￦	4,092	￦	75,367	￦	20,478	￦	—	￦	—	￦	416,230

Financial liabilities
Other financial liabilities	￦	—	￦	236,044	￦	—	￦	325	￦	—	￦	—	￦	236,369

	￦	—	￦	236,044	￦	—	￦	325	￦	—	￦	—	￦	236,369

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

March 31, 2013 and 2012, and December 2012

(In millions of Korean won)
	Dec. 31, 2012
	On demand		Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
Financial assets
Due from financial institutions[1]	￦	11,251	￦	85,416	￦	—	￦	—	￦	—	￦	—	￦	96,667
Loans		—		100		200		25,300		—		—		25,600
Other financial assets		—		8		—		20,358		—		—		20,366

	￦	11,251	￦	85,524	￦	200	￦	45,658	￦	—	￦	—	￦	142,633

Financial liabilities
Other financial liabilities	￦	—	￦	874	￦	—	￦	286	￦	—	￦	—	￦	1,160

	￦	—	￦	874	￦	—	￦	286	￦	—	￦	—	￦	1,160

[1]	The amounts of ￦3 million and ￦3 million which are restricted amounts due from the financial institutions as of March 31, 2013 and December 31, 2012, respectively, are excluded.

4.4 Market risk

4.4.1 Definition of market risk

Market risk is the risk of possible losses which arise from changes in market factors, such as interest rate, stock price, foreign exchange rate and other market factors that affect to the fair value or future cash flows of financial instruments. The most significant risks are interest rate risks.

4.4.2 Interest rate risk

Definition of interest rate risk

Interest rate risk is the risk that the fair value or future cash flows arising from interest income and interest cost will fluctuate because of changes in interest.

Observation method on interest rate risk

The main objective of interest rate risk management is to protect asset values against interest rate fluctuations. The Company manages the risk through interest rate gap analysis on interest rate maturities between interest-bearing assets and interest-bearing liabilities and measurement and management of interest rate VaR.

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

March 31, 2013 and 2012, and December 2012

Disclosure of results from each observation method

i. Interest rate gap analysis

Interest rate gap analysis is based on interest rates repricing maturities of interest-bearing assets and interest-bearing liabilities. It measures expected changes in net interest income by calculating the difference in the amounts of interest-bearing assets and interest-bearing liabilities at each maturity. The Company conducts interest gap analysis on assets denominated in Korean won and foreign currency on a monthly basis. However, where there is no maturity of a particular instrument, then a maturity date is set according to liquidity risk management guideline.

The results of the interest rate gap analysis as of March 31, 2013 and December 31, 2012, are as follows:

(In millions of Korean won)	March 31, 2013
	Up to 3 months		3~6 months		6~12 months		1~3 years		Over 3 years		Total
Interest-bearing assets
Due from financial institutions	￦	381,261	￦	—	￦	—	￦	—	￦	—	￦	381,261
Loans		10,000		—		—		—		—		10,000

	￦	391,261	￦	—	￦	—	￦	—	￦	—	￦	391,261

Interest-bearing liabilities
Debts	￦	—	￦	—	￦	—	￦	—	￦	—	￦	—

Gap	￦	391,261	￦	—	￦	—	￦	—	￦	—	￦	391,261

Accumulated gap	￦	391,261	￦	391,261	￦	391,261	￦	391,261	￦	391,261
Percentage (%)		100.00		100.00		100.00		100.00		100.00

(In millions of Korean won)	Dec. 31, 2012
	Up to 3 months		3~6 months		6~12 months		1~3 years		Over 3 years		Total
Interest-bearing assets
Due from financial institutions	￦	96,231	￦	—	￦	—	￦	—	￦	—	￦	96,231
Loans		25,000		—		—		—		—		25,000

	￦	121,231	￦	—	￦	—	￦	—	￦	—	￦	121,231

Interest-bearing liabilities
Debts	￦	—	￦	—	￦	—	￦	—	￦	—	￦	—

Gap	￦	121,231	￦	—	￦	—	￦	—	￦	—	￦	121,231

Accumulated gap	￦	121,231	￦	121,231	￦	121,231	￦	121,231	￦	121,231
Percentage (%)		100.00		100.00		100.00		100.00		100.00

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

March 31, 2013 and 2012, and December 2012

ii. Interest Rate VaR

Interest rate VaR is the maximum possible loss due to interest rate risk at a 99.94% confidence level. The measurement result of risk as of March 31, 2013 and December 31, 2012, are as follows:

(In millions of Korean won)	March 31, 2013		Dec. 31, 2012
Interest rate VaR	￦	613	￦	208

4.5. Capital Adequacy

The Company is a financial holding company under the Financial Holding Companies Act. It must maintain a consolidated BIS ratio above 8% based on Basel I in accordance with the Supervisory Regulations and Detailed Supervisory Regulations on Financial Holding Companies.

The details of the Company’s consolidated BIS ratio as of March 31, 2013 and December 31, 2012, are as follows:

(In millions of Korean won)	March 31, 2013		Dec. 31, 2012
Equity Capital:	￦	27,109,738	￦	26,907,004
Tier I Capital		21,089,261		20,595,885
Tier II Capital		6,020,477		6,311,119
Risk-weighted assets:		190,445,928		193,510,143
Credit risk		183,747,428		187,465,230
Market risk		6,698,500		6,044,913
Capital adequacy ratio(%):		14.23		13.90
Tier I Capital(%)		11.07		10.64
Tier II Capital(%)		3.16		3.26

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

March 31, 2013 and 2012, and December 2012

5. Financial Assets and Financial Liabilities

Financial assets and liabilities are measured at fair value or amortized cost.

The carrying amounts and fair value of financial assets and liabilities by category as of March 31, 2013 and December 31, 2012, are as follows:

(In millions of Korean won)	March 31, 2013
	Carrying amount		Fair value
Financial assets
Loans and receivables
Due from financial institutions	￦	381,264	￦	381,264
Loans		10,000		10,000
Other financial assets		24,326		24,326

	￦	415,590	￦	415,590

Financial liabilities
Financial liabilities at amortized cost
Other financial liabilities	￦	236,369	￦	236,369

	￦	236,369	￦	236,369

(In millions of Korean won)	Dec. 31, 2012
	Carrying amount		Fair value
Financial assets
Loans and receivables
Due from financial institutions	￦	96,234	￦	96,234
Loans		25,000		25,000
Other financial assets		20,226		20,226

	￦	141,460	￦	141,460

Financial liabilities
Financial liabilities at amortized cost
Other financial liabilities	￦	1,160	￦	1,160

	￦	1,160	￦	1,160

Fair value is the amount for which an asset could be exchanged, or a liability could be settled, between knowledgeable, willing parties in an arm’s length transaction. For each class of financial assets and financial liabilities, the Company discloses the fair value of that class of assets and liabilities in a way that permits it to be compared with its carrying amount at the end of each reporting period. The best evidence of fair value of financial instruments is quoted price in an active market.

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

March 31, 2013 and 2012, and December 2012

Methods of determining fair value of financial instruments are as follows:

Cash and due from financial institutions	In case of cash, the carrying amount is regarded as representative of fair value. Carrying amount of demand due from financial institutions are regarded as representative of fair value because they do not have a fixed maturity and are receivable on demand. . Fair value of ordinary due from financial institutions is determined using a DCF model. For those deposits with residual maturities of less than three months as of the reporting date and ones with interest rate reset period of less than three months, the carrying amount is regarded as representative of fair value.
Loans	Discounted Cash Flow Model is used to determine the fair value of loans. Fair value is determined by discounting the expected cash flow, which are contractual cash flows adjusted by prepayment rate, at appropriate discount rate. For those loans with residual maturities of less than three months as of the reporting date and the ones with interest rate reset period of less than three months, carrying amount is regarded as fair value.
Other financial assets and liabilities	In the case of other financial liabilities and other financial assets, carrying amount is regarded as representative of fair value without applying the DCF method because expiration date or relatively short-term is not defined naturally as temporary accruals derived from various transactions, the carrying value without applying the DCF method we believe that that there.

Fair value hierarchy

The Company believes that valuation methods used for measuring the fair values of financial instruments are reasonable and that the fair values recognized in the statements of financial position are appropriate. However, the fair values of the financial instruments recognized in the statements of financial position may be different if other valuation methods or assumptions are used. Additionally, as there is a variety of valuation techniques and assumptions used in measuring fair value, it may be difficult to reasonably compare the fair value with that of other financial institutions.

The Company classifies and discloses fair value of the financial instruments into the following three-level hierarchy:

Level 1: The fair values are based on quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date.

Level 2: The fair values are based on inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3: The fair values are based on unobservable inputs for the asset or liability.

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

March 31, 2013 and 2012, and December 2012

The level in the fair value hierarchy within which the fair value measurement is categorized in its entirety shall be determined on the basis of the lowest level input that is significant to the fair value measurement in its entirety. For this purpose, the significance of an input is assessed against the fair value measurement in its entirety. If a fair value measurement uses observable inputs that require significant adjustment based on unobservable inputs, that measurement is a Level 3 measurement.

The fair value hierarchy of financial assets and liabilities which the fair value is disclosed

The fair value hierarchy of financial assets and liabilities which the fair value is disclosed as of March 31,2013 is as follows:

(In millions of Korean won)	March 31, 2013
	Fair value hierarchy
	Level 1		Level 2		Level 3		Total
Financial assets
Due from financial institutions[1],2	￦	—	￦	316,264	￦	65,000	￦	381,264
Loans[3]		—		—		10,000		10,000
Other financial assets		—		—		24,326		24,326

	￦	—	￦	316,264	￦	99,326	￦	415,590

Financial liabilities
Other financial liabilities	￦	—	￦	—	￦	236,369	￦	236,369

	￦	—	￦	—	￦	236,369	￦	236,369

[1]	Because due from financial institutions classified as level 2 are demand due from financial institutions, we regarded the carrying amount as representative of fair value.
[2]

Because due from financial institutions classified as level 3 are deposits with residual maturities of less than three months as of the reporting date, we regarded the carrying amount as representative of fair value.

[3]	Because loans classified as level 3 are loans with interest rate reset period of less than three months, we regarded the carrying amount as representative of fair value.

6. Due from financial institution

The details of due from financial institution as of March 31, 2013 and December 31, 2012, are as follows:

(In millions of Korean won)		Financial Institution	Interest rate (%) (March 31, 2013)	March 31, 2013		Dec. 31, 2012
Due from financial institution in Korean won	Due from banking institution	Kookmin Bank	0.00 ~ 2.70	￦	381,264	￦	96,234

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

March 31, 2013 and 2012, and December 2012

The maturities of due from financial institution, excluding restricted due from financial institution, as of March 31, 2013 and December 31, 2012, are as follows:

(In millions of Korean won)	March 31, 2013
	Due in 3 months or less		Due after 3 months through 6 months		Due after 6 months through 1 year		Due after 1 year through 3 years		Over 3 years		Total
Due from financial institution in Korean won	￦	381,261	￦	—	￦	—	￦	—	￦	—	￦	381,261

(In millions of Korean won)	Dec. 31, 2012
	Due in 3 months or less		Due after 3 months through 6 months		Due after 6 months through 1 year		Due after 1 year through 3 years		Over 3 years		Total
Due from financial institution in Korean won	￦	96,231	￦	—	￦	—	￦	—	￦	—	￦	96,231

Restricted due from financial institution as of March 31, 2013 and December 31, 2012, are as follows:

(In millions of Korean won)	Financial Institution	March 31, 2013		Dec. 31, 2012		Reason for restriction
Due from financial institution in Korean won	Kookmin Bank	￦	3	￦	3	Pledged as collateral for the overdraft facility

		￦	3	￦	3

7. Loans

Loans as of March 31, 2013 and December 31, 2012, are as follows:

(In millions of Korean won)	March 31, 2013		Dec. 31, 2012

Loans	￦	10,000	￦	25,000
Less: Allowances for loan losses		—		—

Carrying amount	￦	10,000	￦	25,000

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

March 31, 2013 and 2012, and December 2012

8. Subsidiaries

The details of subsidiaries as March 31, 2013, are as follows:

Name of subsidiary	Number of Issued Shares	Location	Industry

Kookmin Bank	404,379,116	Korea	Banking and domestic, foreign exchange transaction
KB Kookmin Card Co., Ltd	92,000,000	Korea	Credit card
KB Investment & Securities Co., Ltd.	31,588,314	Korea	Financial investment
KB Life Insurance Co., Ltd.	28,152,000	Korea	Life insurance
KB Asset Management Co., Ltd.	7,667,550	Korea	Investment advisory and collective investment
KB Real Estate Trust Co., Ltd.	16,000,000	Korea	Real estate trust management
KB Investment Co., Ltd.	8,951,797	Korea	Investment in small company
KB Credit Information Co., Ltd.	1,252,400	Korea	Collection of receivables and credit investigation
KB Data System Co., Ltd.	800,000	Korea	Software advisory, development and supply
KB Savings Bank Co., Ltd.	6,800,000	Korea	Savings Banking

Investments in subsidiaries as of March 31, 2013 and December 31, 2012, are as follows:

Name of subsidiary	Ownership(%) (March 31, 2013)	March 31, 2013		Dec. 31, 2012
Kookmin Bank	100.00	￦	14,821,721	￦	14,821,721
KB Kookmin Card Co., Ltd	100.00		1,953,175		1,953,175
KB Investment & Securities Co., Ltd	100.00		507,212		507,212
KB Life Insurance Co., Ltd.	51.00		138,484		138,484
KB Asset Management Co., Ltd.	100.00		96,312		96,312
KB Real Estate Trust Co., Ltd.	100.00		121,553		121,553
KB Investment Co., Ltd.	100.00		104,910		104,910
KB Credit Information Co., Ltd.	100.00		23,621		23,621
KB Data System Co., Ltd.	100.00		6,334		6,334
KB Savings Bank Co., Ltd.[1]	100.00		171,526		171,526

		￦	17,944,848	￦	17,944,848

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

March 31, 2013 and 2012, and December 2012

9. Property and Equipment

The details of property and equipment as of March 31, 2013 and December 31, 2012, are as follows:

(In millions of Korean won)	March 31, 2013
	Acquisition cost		Accumulated depreciation		Accumulated impairment losses		Carrying amount

Leasehold improvements	￦	346	￦	(290)	￦	—	￦	56
Equipment and vehicles		4,351		(3,860)		—		491

	￦	4,697	￦	(4,150)	￦	—	￦	547

(In millions of Korean won)	Dec. 31, 2012
	Acquisition cost		Accumulated depreciation		Accumulated impairment losses		Carrying amount

Leasehold improvements	￦	346	￦	(278)	￦	—	￦	68
Equipment and vehicles		4,111		(3,828)		—		283

	￦	4,457	￦	(4,106)	￦	—	￦	351

The changes in property and equipment for the three-month periods ended March 31, 2013 and 2012, are as follows:

(In millions of Korean won)	March 31, 2013
	Beginning		Acquisition		Depreciation		Ending
Leasehold improvements	￦	68	￦	—	￦	(12)	￦	56
Equipment and vehicles		283		241		(33)		491

Total	￦	351	￦	241	￦	(45)	￦	547

(In millions of Korean won)	March 31, 2012
	Beginning		Acquisition		Depreciation		Ending
Leasehold improvements	￦	120	￦	28	￦	(20)	￦	128
Equipment and vehicles		639		1		(69)		571

Total	￦	759	￦	29	￦	(89)	￦	699

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

March 31, 2013 and 2012, and December 2012

Property and equipment insured as of March 31, 2013 and December 31, 2012, are as follows:

(In millions of Korean won)		Insurance Coverage				Insurance company
Type of insurance	Asset insured	March 31, 2013		Dec. 31, 2012
General property insurance	Leasehold improvements	￦	346	￦	346	Samsung Fire & Marine Insurance Co., Ltd.
	Equipment and vehicles		4,351		4,111

		￦	4,697	￦	4,457

10. Intangible Assets

The details of intangible assets as of March 31, 2013 and December 31, 2012, are as follows:

(In millions of Korean won)	March 31, 2013
	Acquisition Cost		Accumulated amortization		Accumulated impairment losses		Carrying amount
Software	￦	1,814	￦	(1,672)	￦	—	￦	142
Membership rights		11,714		—		(3,289)		8,425
Other intangible assets		2,536		(2,122)		—		414

	￦	16,064	￦	(3,794)	￦	(3,289)	￦	8,981

(In millions of Korean won)	Dec. 31, 2012
	Acquisition Cost		Accumulated amortization		Accumulated impairment losses		Carrying amount
Software	￦	1,814	￦	(1,650)	￦	—	￦	164
Membership rights		11,714		—		(3,289)		8,425
Other intangible assets		2,536		(2,003)		—		533

	￦	16,064	￦	(3,653)	￦	(3,289)	￦	9,122

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

March 31, 2013 and 2012, and December 2012

The changes in intangible assets for the three-month periods ended March 31, 2013 and 2012, are as follows:

(In millions of Korean won)	March 31, 2013
	Beginning		Acquisition		Disposal		Amortization		Impairment		Ending
Software	￦	164	￦	—	￦	—	￦	(22)	￦	—	￦	142
Membership rights		8,425		—		—		—		—		8,425
Other intangible assets		533		—		—		(119)		—		414

	￦	9,122	￦	—	￦	—	￦	(141)	￦	—	￦	8,981

(In millions of Korean won)	March 31, 2012
	Beginning		Acquisition		Disposal		Amortization		Impairment		Ending
Software	￦	461	￦	—	￦	—	￦	(108)	￦	—	￦	353
Membership rights		9,135		—		—		—		—		9,135
Other intangible assets		935		—		—		(147)		—		788

	￦	10,531	￦	—	￦	—	￦	(255)	￦	—	￦	10,276

The changes in accumulated impairment losses on intangible assets for the three-month periods ended March 31, 2013 and 2012, are as follows:

(In millions of Korean won)	March 31, 2013
	Beginning	Impairment		Reversal		Ending
Accumulated impairment losses on intangible assets	￦ (3,289)	￦	—	￦	—	￦ (3,289)

(In millions of Korean won)	March 31, 2012
	Beginning	Impairment		Reversal		Ending
Accumulated impairment losses on intangible assets	￦ (2,532)	￦	—	￦	—	￦ (2,532)

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

March 31, 2013 and 2012, and December 2012

11. Deferred income tax assets and liabilities

The details of deferred income tax assets and liabilities as of March 31, 2013 and December 31, 2012, are as follows:

(In millions of Korean won)	March 31, 2013
	Assets		Liabilities		Net amount
Share-based payments	￦	2,245	￦	—	￦	2,245
Membership rights		796		—		796
Defined benefit obligation		1,541		—		1,541
Plan assets		—		(1,182)		(1,182)
Investments in subsidiaries		—		(493)		(493)
Short-term employee benefits		259		—		259
Others		210		—		210

		5,051		(1,675)		3,376
Off-setting of deferred tax assets and liabilities		(1,675)		1,675		—

	￦	3,376	￦	—	￦	3,376

(In millions of Korean won)	Dec. 31, 2012
	Assets		Liabilities		Net amount
Share-based payments	￦	2,320	￦	—	￦	2,320
Membership rights		796		—		796
Defined benefit obligation		1,602		—		1,602
Plan assets		—		(1,267)		(1,267)
Investments in subsidiaries		—		(493)		(493)
Short-term employee benefits		214		—		214
Others		628		—		628

		5,560		(1,760)		3,800
Off-setting of deferred tax assets and liabilities		(1,760)		1,760		—

	￦	3,800	￦	—	￦	3,800

Unrecognized deferred income tax assets

No deferred income tax assets have been recognized for the deductible temporary difference of ￦2,896,164 million and ￦77,275 million, associated with investments in subsidiaries and tax loss carryforwards, respectively, as of March 31, 2013, due to the uncertainty that all these will be realized in the future.

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

March 31, 2013 and 2012, and December 2012

The changes in cumulative temporary differences for the three-month periods ended March 31, 2013 and 2012, are as follows:

(In millions of Korean won)	March 31, 2013
	Beginning		Decrease		Increase		Ending
Deductible temporary differences
Share-based payments	￦	9,586	￦	720	￦	410	￦	9,276
Membership rights		3,289		—		—		3,289
Investments in subsidiaries		2,896,164		—		—		2,896,164
Defined benefit obligation		6,620		771		521		6,370
Short-term employee benefits		887		887		1,069		1,069
Tax loss carryforwards		77,275		—		—		77,275
Others		2,595		2,595		868		868

		2,996,416		4,973		2,868		2,994,311

Unrecognized deferred income tax assets:
Investments in subsidiaries		2,896,164						2,896,164
Tax loss carryforwards		77,275						77,275

	￦	22,977					￦	20,872

Tax rate (%)		24.2						24.2

Deferred income tax assets from deductible temporary differences	￦	5,560					￦	5,051

Taxable temporary differences
Investments in subsidiaries	￦	(2,395,805)	￦	—	￦	—	￦	(2,395,805)
Plan assets		(5,236)		(771)		(418)		(4,883)

	￦	(2,401,041)	￦	(771)	￦	(418)	￦	(2,400,688)

Tax rate (%)		24.2						24.2

Deferred income tax liabilities from taxable temporary differences	￦	(1,760)					￦	(1,675)

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

March 31, 2013 and 2012, and December 2012

(In millions of Korean won)	March 31, 2012
	Beginning		Decrease		Increase		Ending
Deductible temporary differences
Share-based payments	￦	6,228	￦	283	￦	1,297	￦	7,242
Membership rights		2,532		—		—		2,532
Investments in subsidiaries		2,896,164		—		—		2,896,164
Defined benefit obligation		5,301		1,322		452		4,431
Short-term employee benefits		891		891		1,140		1,140
Tax loss carryforwards		77,275		—		—		77,275
Others		2,488		2,488		683		683

		2,990,879		4,984		3,572		2,989,467

Unrecognized deferred income tax assets:
Investments in subsidiaries		2,896,164						2,896,164
Tax loss carryforwards		77,275						77,275

	￦	17,440					￦	16,028

Tax rate (%)		24.2						24.2

Deferred income tax assets from deductible temporary differences	￦	4,221					￦	3,879

Taxable temporary differences
Investments in subsidiaries	￦	(2,395,805)	￦	—	￦	—	￦	(2,395,805)
Plan assets		(5,301)		(1,981)		(19)		(3,339)

	￦	(2,401,106)	￦	(1,981)	￦	(19)	￦	(2,399,144)

Tax rate (%)		24.2						24.2

Deferred income tax liabilities from taxable temporary differences	￦	(1,776)					￦	(1,301)

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

March 31, 2013 and 2012, and December 2012

12. Other Assets

The details of other assets as of March 31, 2013 and December 31, 2012, are as follows:

(In millions of Korean won)	March 31, 2013		Dec 31, 2012

Other financial assets
Other receivables	￦	4,058	￦	8
Accrued income		132		362
Guarantee deposits		20,136		19,856

		24,326		20,226

Other assets
Other receivables		366,267		289,656
Prepaid expenses		1,855		788
Advance payments		274		3

		368,396		290,447

	￦	392,722	￦	310,673

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

March 31, 2013 and 2012, and December 2012

13. Defined benefit liabilities

Defined benefit plan

The Company operates a defined benefit plan which has the following characteristics:

•	The Company has the obligation to pay the agreed benefits to all its current and former employees.

•	Actuarial risk (that benefits will cost more than expected) and investment risk fall, in substance, on the Company.

The defined benefit obligation recognized in the statements of financial position is calculated annually by independent actuaries in accordance with actuarial valuation method.

The defined benefit obligation is calculated using the Projected Unit Credit method (the ‘PUC’). The data used in the PUC such as interest rates, future salary increase rate, mortality rate, consumer price index and expected return on plan asset are based on observable market data and historical data are updated annually.

Actuarial assumptions may differ from actual result due to change in the market, economic trend and mortality trend which may impact defined benefit obligation liabilities and future payments. Actuarial gains and losses arising from changes in actuarial assumptions are recognized in the period incurred through other comprehensive income(loss).

The changes in the defined benefit obligation for the three-month periods ended March 31, 2013 and 2012, are as follows:

(In millions of Korean won)	March 31, 2013
	Present value of defined benefit obligation		Fair value of plan assets		Defined benefit liabilities
Beginning	￦	10,158	￦	(8,774)	￦	1,384
Current service cost		431		—		431
Interest cost(income)		89		(77)		12
Remeasurement
Return on plan assets (excluding amounts included in interest income)		—		(5)		(5)
payments from plans		(546)		546		—
Payments from the Group		—		—		—
Transfer in		254		(249)		5
Transfer out		(223)		223		—

Ending	￦	10,163	￦	(8,336)	￦	1,827

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

March 31, 2013 and 2012, and December 2012

	March 31, 2012
(In millions of Korean won)	Present value of defined benefit obligation		Fair value of plan assets		Defined benefit liabilities
Beginning	￦	7,828	￦	(6,836)	￦	992
Current service cost		367		—		367
Interest cost(income)		84		(73)		11
Remeasurement
Return on plan assets (excluding amounts included in interest income)		—		7		7
payments from plans		(1,132)		1,132		—
Payments from the Group		(79)		—		(79)
Transfer in		658		(565)		93
Transfer out		(220)		189		(31)

Ending	￦	7,506	￦	(6,146)	￦	1,360

The details of the defined benefit obligation as of March 31, 2013 and December 31, 2012, are as follows:

	March 31, 2013		Dec. 31, 2012
Present value of defined benefit obligation	￦	10,163	￦	10,158
Fair value of plan assets		(8,336)		(8,774)
Defined benefit liabilities		1,827		1,384

The details of post-employment benefits recognized in profit and loss as employee compensation and benefits for the three-month periods ended March 31, 2013 and 2012, are as follows:

(In millions of Korean won)	March 31, 2013		March 31, 2012
Current service cost	￦	431	￦	367
Interest expenses		12		11

Post-employment benefits	￦	443	￦	378

Remeasurements of the net defined benefit liability recognized as other comprehensive income for the three-month periods ended March 31, 2013 and 2012, are as follows:

(In millions of Korean won)	March 31, 2013		March 31, 2012
Remeasurements
Return on plan assets (excluding amounts included in interest income)	￦	5	￦	(7)
Income tax effects		(1)		2

Remeasurements after income tax	￦	4	￦	(5)

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

March 31, 2013 and 2012, and December 2012

Plan assets as of March 31, 2013 and December 31, 2012, are as follows:

(In millions of Korean won)	March 31, 2013
	Assets quoted in an active market		Assets not quoted in an active market		Total
Cash and due from financial institutions	￦	—	￦	8,336	￦	8,336

(In millions of Korean won)	Dec. 31, 2012
	Assets quoted in an active market		Assets not quoted in an active market		Total
Cash and due from financial institutions	￦	—	￦	8,774	￦	8,774

Key actuarial assumptions used as of March 31, 2013 and December 31, 2012, are as follows:

	March 31, 2013		Dec. 31, 2012
Discount rate (%)	3.55		3.55
Future salary increase rate (%)	2.50(2013 4.55(2014~	), )	2.50(2013 4.55(2014~	), )
Turnover (%)	0.70		0.70

Mortality assumptions are based on the 7th experience-based mortality table(retirement pension) of Korea Insurance Development Institute.

The sensitivity of the overall pension liability to changes in the weighted principal assumptions as of March 31, 2013, is as follows:

		Effect on defined benefit liability
	Changes in principal assumption	Increase in principal assumption	Decrease in principal assumption
Discount rate (%)	0.5%	6.91% decrease	7.53% increase
salary increase rate (%)	0.5%	7.76% increase	7.16% decrease
Turnover (%)	0.5%	0.63% decrease	0.65% increase

Expected maturity analysis of undiscounted pension benefits over the next 10 years as of March 31, 2013, are as follows:

(In millions of Korean won)	Less than 1 year		Between 1 and 2 years		Between 2 and 5 years		Between 5 and 10 years		Total
Pension benefits	￦	123	￦	235	￦	914	￦	3,980	￦	5,252

The weighted average duration of the defined benefit obligation is 15 years.

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

March 31, 2013 and 2012, and December 2012

14. Other liabilities

The details of other liabilities as of March 31, 2013 and December 31, 2012, are as follows:

(In millions of Korean won)	March 31, 2013		Dec. 31, 2012

Other financial liabilities
Other payables	￦	4,125	￦	445
Accrued expenses		433		715
Dividends payable		231,811		—

		236,369		1,160

Other non-financial liabilities
Other payables		4,510		3,957
Accrued expenses		35,521		41,328
Withholding taxes		1,067		322

		41,098		45,607

	￦	277,467	￦	46,767

15. Equity

15.1 Share capital

The details of share capital as of March 31, 2013 and December 31, 2012, are as follows:

(In millions of Korean won, except per share amounts)	March 31, 2013		Dec. 31, 2012

Type		Ordinary share		Ordinary share
Number of authorized shares		1,000,000,000		1,000,000,000
Par value per share	￦	5,000	￦	5,000
Number of issued shares		386,351,693		386,351,693
Share capital	￦	1,931,758	￦	1,931,758

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

March 31, 2013 and 2012, and December 2012

The changes in shares outstanding for the years the three-month periods ended March 31, 2013 and 2012, are as follows:

	March 31, 2013
	Beginning	Increase	Decrease	Ending
Number of issued shares	386,351,693	—	—	386,351,693

	March 31, 2012
	Beginning	Increase	Decrease	Ending
Number of issued shares	386,351,693	—	—	386,351,693

15.2 Capital Surplus

The details of capital surplus as of March 31, 2013 and December 31, 2012, are as follows:

(In millions of Korean won)	March 31, 2013		Dec. 31, 2012
Share premium	￦	12,226,597	￦	12,226,597
Other capital surplus		1,287,212		1,287,212

	￦	13,513,809	￦	13,513,809

15.3 Accumulated other comprehensive income

The details of accumulated other comprehensive income as of March 31, 2013 and December 31, 2012, are as follows:

(In millions of Korean won)	March 31, 2013		Dec. 31, 2012
Actuarial gains(losses) on post defined benefit pension plans	￦	(2,776)	￦	(2,780)

	￦	(2,776)	￦	(2,780)

The details of accumulated other comprehensive income for the three-month periods ended March 31, 2013 and 2012, are as follows:

(In millions of Korean won)	March 31, 2013
	Beginning		Changes		Tax effect		Ending
Actuarial gains(losses) on post defined benefit pension plans	￦	(2,780)	￦	5	￦	(1)	￦	(2,776)

	￦	(2,780)	￦	5	￦	(1)	￦	(2,776)

(In millions of Korean won)	March 31, 2012
	Beginning		Changes		Tax effect		Ending
Actuarial gains(losses) on post defined benefit pension plans	￦	(1,918)	￦	(7)	￦	2	￦	(1,923)

	￦	(1,918)	￦	(7)	￦	2	￦	(1,923)

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

March 31, 2013 and 2012, and December 2012

15.4 Retained Earnings

The details of retained earnings as of March 31, 2013 and December 31, 2012, consist of:

(In millions of Korean won)	March 31, 2013		Dec. 31, 2012
Legal reserves	￦	188,638	￦	124,014
Voluntary reserves		982,000		982,000
Regulatory reserve for credit losses		1,575		3,306
Unappropriated retained earnings		1,509,836		1,532,235

	￦	2,682,049	￦	2,641,555

With respect to the allocation of net profit earned in a fiscal term, the Company must set aside in its legal reserve an amount equal to at least 10% of its net income after tax as reported in the separate statement of comprehensive income each time it pays dividends on its net profits earned until its legal reserve reaches at least the aggregate amount of its paid-in capital in accordance with Article 53 of the Financial Holding Company Act. The reserve is not available for the payment of cash dividends, but may be transferred to share capital, or used to reduce accumulated deficit.

Regulatory Reserve for Credit Losses

Measurement and disclosure of regulatory reserve for credit losses are required in accordance with Articles 26 through 28 of Supervisory Regulations on Financial Holding Companies.

The details of the regulatory reserve for credit losses as March 31, 2013 and December 31, 2012, are as follows:

(In millions of Korean won)	March 31, 2013		Dec. 31, 2012
Beginning	￦	1,575	￦	3,306
Amounts estimated to be appropriated		329		(1,731)

Ending	￦	1,904	￦	1,575

The adjustments to the regulatory reserve for credit losses for the three-month periods ended March 31, 2013 and 2012, are as follows:

	March 31, 2013
(In millions of Korean won, except per share amounts)

Provision of regulatory reserve for credit losses	￦	329
Adjusted profit after provision of regulatory reserve for credit losses[1]		271,976
Adjusted basic earnings per share after provision of regulatory reserve for credit losses[1]		704
Adjusted diluted earnings per share after provision of regulatory reserve for credit losses[1]	￦	702

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

March 31, 2013 and 2012, and December 2012

	March 31, 2012
(In millions of Korean won, except per share amounts)

Provision of regulatory reserve for credit losses	￦	1,004
Adjusted profit after provision of regulatory reserve for credit losses[1]		675,133
Adjusted basic earnings per share after provision of regulatory reserve for credit losses[1]		1,747
Adjusted diluted earnings per share after provision of regulatory reserve for credit losses[1]	￦	1,744

[1]

Adjusted profit after provision of regulatory reserve for credit losses is not accordance with K-IFRS and calculated on the assumption that provision of regulatory reserve for credit losses before income tax is adjusted to the profit for the year.

16. Dividends

The dividends to the shareholders of the Company in respect of the year ended December 31, 2012, of ￦600 per share, amounting to total dividends of ￦231,811 million, were declared at the annual general meeting on March 22, 2013. The Company’s interim separate financial statements as of March 31, 2013, reflect this dividend payable. The dividends paid to the shareholders of the Company in 2012 were ￦278,173 million(￦720 per share).

17. Net Interest Income

Interest income and interest expense for the three-month periods ended March 31, 2013 and 2012, are as follows:

(In millions of Korean won)	March 31, 2013		March 31, 2012

Interest income
Due from financial institutions	￦	613	￦	99
Loans		287		868
Other		167		210

		1,067		1,177

Interest expense
Debts		—		2,419
Debentures		—		578

		—		2,997

Net interest income(expense)	￦	1,067	￦	(1,820)

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

March 31, 2013 and 2012, and December 2012

18. Net Fee and Commission income

Fee and commission income and fee and commission expense for three-month periods ended March 31, 2013 and 2012, are as follows:

(In millions of Korean won)	March 31, 2013		March 31, 2012

Fee and commission income

Fees in Korean won	￦	—	￦	—

Fee and commission expense

Fees paid in Korean won		936		141
Fees paid in foreign currency		46		43

		982		184

Net fee and commission expense	￦	(982)	￦	(184)

19. Net other operating income

Other operating income and other operating expense for the three-month periods ended March 31, 2013 and 2012, are as follows:

(In millions of Korean won)	March 31, 2013		March 31, 2012

Other operating income

Dividend income in subsidiaries	￦	282,039	￦	687,925

		282,039		687,925
Other operating expense		—		—

Net other operating income	￦	282,039	￦	687,925

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

March 31, 2013 and 2012, and December 2012

20. General and administrative expenses

The details of general and administrative expenses for the three-month periods ended March 31, 2013 and 2012, are as follows:

(In millions of Korean won)	March 31, 2013		March 31, 2012[1]

Employee Benefits
Salaries and other short-term employee benefits - Salaries	￦	4,755	￦	4,538
Salaries and other short-term employee benefits - Others		643		569
Post employment benefits - defined benefit plans		443		378
Share-based payments		410		1,297

		6,251		6,782

Depreciation and amortization		186		344

Other general and administrative expenses
Travel		36		28
Communications		72		92
Tax and dues		158		145
Publication		44		35
Rental expense		454		487
Vehicle		28		32
Service fees		463		363
Advertising		348		363
Training		82		117
Others		1,271		1,035

		2,956		2,697

	￦	9,393	￦	9,823

[1]	Other general and administrative expenses for the three period ended March 31, 2012, reclassified as employee benefits, amount to ￦569 million.

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

March 31, 2013 and 2012, and December 2012

Share-Based Payments

Share-based payment plan, where the number of granted shares is determined by the long-term achievement, for executives and employees of the Company and its subsidiaries as of March 31, 2013, is as follows:

(In number of shares) Share grants	Grant date	Number of granted shares[1]	Vesting conditions

(KB Financial Group Inc.)
Series 1	2008.09.29	2,543	Services fulfillment, Achievement of targets on the basis of market and non-market performance [2]
Series 2	2009.03.27	3,090	Service fulfillment [3]
Series 3	2010.01.01	32,256	Services fulfillment, Achievement of targets on the basis of market and non-market performance [4,1][0]
Series 4	2010.07.13	218,944	Services fulfillment, Achievement of targets on the basis of market and non-market performance [5,10]
Series 5	2010.12.23	13,260	Services fulfillment, Achievement of targets on the basis of market and non-market performance [6,1][0]
Series 6	2011.08.10	8,183	Services fulfillment, Achievement of targets on the basis of market and non-market performance [6,1][0]
Series 7	2012.01.01	42,568	Services fulfillment, Achievement of targets on the basis of market and non-market performance[4],10
Series 8	2012.01.01	59,272	Services fulfillment, Achievement of targets on the basis of market and non-market performance[4,10]

		380,116

(Kookmin Bank)
Series 23	2010.07.29	73,650	Services fulfillment, Achievement of targets on the basis of market and non-market performance [7,1][0]
Series 25	2010.08.12	18,472	Services fulfillment, Achievement of targets on the basis of market and non-market performance, [7,1][0]
Series 32	2011.03.24	7,986	Services fulfillment, Non-market performance [8], 1[0]
Series 33	2011.07.07	6,025	Services fulfillment, Achievement of targets on the basis of market and non-market performance [9], 10
Series 34	2011.08.10	10,242	Services fulfillment, Achievement of targets on the basis of market and non-market performance [9], 1[0]

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

March 31, 2013 and 2012, and December 2012

Series 36	2011.10.18	8,596	Services fulfillment, Achievement of targets on the basis of market and non-market performance [9], 1[0]
Series 37	2011.12.23	68,310	Services fulfillment, Achievement of targets on the basis of market and non-market performance [9], 10
Series 38	2012.01.01	171,100	Services fulfillment, Achievement of targets on the basis of market and non-market performance [9], 10
Series 39	2012.01.08	18,250	Services fulfillment, Achievement of targets on the basis of market and non-market performance [9], 10
Series 40	2012.08.01	9,864	Services fulfillment, Achievement of targets on the basis of market and non-market performance [9], 10
Series 41	2012.08.02	36,938	Services fulfillment, Achievement of targets on the basis of market and non-market performance [9], 10
Series 42	2012.09.20	8,244	Services fulfillment, Achievement of targets on the basis of market and non-market performance [9], 1[0]
Series 43	2012.11.26	13,918	Services fulfillment, Achievement of targets on the basis of market and non-market performance [9], 10
Series 44	2013.01.01	17,242	Services fulfillment, Achievement of targets on the basis of market and non-market performance [9], 10
Series 45	2013.01.01	77,584	Services fulfillment, Achievement of targets on the basis of market and non-market performance [9], 10
Series 46	2013.01.01	120,680	Services fulfillment, Achievement of targets on the basis of market and non-market performance [9], 10
Deferred grant in 2010	—	4,865	Satisfied
Deferred grant in 2011	—	17,993	Satisfied
Deferred grant in 2012	—	47,892	Satisfied

		737,851

(Other subsidiaries)
Year 2010		15,654	Services fulfillment, Achievement of targets on the basis of market and non-market performance [1][1]
Year 2011		38,931	Services fulfillment, Achievement of targets on the basis of market and non-market performance [1][1]
Year 2012		63,976	Services fulfillment, Achievement of targets on the basis of market and non-market performance [1][1]

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

March 31, 2013 and 2012, and December 2012

Year 2013	73,477	Services fulfillment, Achievement of targets on the basis of market and non-market performance [1][1]

192,038

1,310,005

[1]	Granted shares represent the total number of shares initially granted to directors and employees at the end of reporting period.
[2]

The vesting condition is fulfill the remaining contracted service period. The number of certain granted shares to be compensated is determined based on the fulfillment of service requirement. The 30%, 30% and 40% of the number of certain granted shares to be compensated are determined upon the accomplishment of the targeted KPI, the targeted financial results of the Group and the targeted relative TSR, respectively.

[3]	The number of granted shares to be compensated is determined based on fulfillment of service requirement.
[4]

The 30%, 30% and 40% of the number of granted shares to be compensated are determined upon the accomplishment of targeted KPI, targeted financial results of the Group and targeted relative TSR, respectively. However, 50% and 50% of certain granted shares will be compensated based on the accomplishment of targeted KPI and the accomplishment of targeted relative TSR.

[5]

The 37.5%, 37.5% and 25% of the number of certain granted shares to be compensated are determined based on the accomplishment of targeted relative TSR, targeted relative EPS and qualitative indicators, respectively. The 30%, 30% and 40% of the number of other granted shares to be compensated are determined based on the accomplishment of targeted KPI, targeted financial results of the Group and targeted relative TSR, respectively. The 40%, 40% and 20% of the number of the remaining granted shares to be compensated are determined based on the accomplishment of the targeted relative TSR, the targeted EPS and qualitative indicators, respectively.

[6]

The 40%, 30% and 30% of the number of granted shares to be compensated are determined based on the accomplishment of the targeted relative TSR, the targeted KPI and the targeted financial results of the Group, respectively.

[7]

The 40%, 40% and 20% of the number of granted shares to be compensated are determined based on the accomplishment of the targeted relative TSR, the targeted relative EPS and qualitative indicators, respectively.

[8]	The number of granted shares to be compensated is not linked to performance, but fixed.
[9]

The 30%, 30% and 40% of the number of granted shares to be compensated are determined based on the accomplishment of the targeted KPI, the targeted financial results of the Bank and the targeted relative TSR, respectively. However, Half of the number of granted shares to be compensated is determined based on the accomplishment of the targeted relative TSR, while the other half is determined by the targeted KPIs.

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

March 31, 2013 and 2012, and December 2012

[10]	Certain portion of the granted shares is compensated over a maximum period of three years.
[1][1]

The 30%, 30% and 40% of the number of granted shares to be compensated are determined based on the accomplishment of the key performance results, targeted results with the Company and the targeted relative TSR, respectively. The 60% and 40% of the number of certain granted shares to be compensated is determined based on, targeted results with the Company and the targeted relative TSR, respectively.

The share grant award program is an incentive plan that sets, on grant date, the maximum amount of shares that can be awarded. Actual shares granted at the end of the vesting period is determined in accordance with achievement of pre-specified targets over the vesting period.

The details of share grants linked to short-term performance as of March 31, 2013, are as follows:

		Grant date	Number of vested shares[1]	Vesting conditions
	Share granted in 2010	2010.01.01	3,082	Satisfied
KB Financial Group Inc.	Share granted in 2011	2011.01.01	12,856	Satisfied
	Share granted in 2012	2012.01.01	22,349	Satisfied
	Share granted in 2013	2013.01.01	5,462	Proportion to service period
	Share granted in 2010	2010.01.01	33,356	Satisfied
Kookmin Bank	Share granted in 2011	2011.01.01	98,631	Satisfied
	Share granted in 2012	2012.01.01	134,873	Satisfied
	Share granted in 2013	2013.01.01	45,047	Proportion to service period

[1]	The number of shares, which are exercisable, is determined by the results of performance. The share grants are settled over three years.

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

March 31, 2013 and 2012, and December 2012

Share grants are measured at fair value using the Monte Carlo Simulation Model and assumptions used in determining the fair value as of March 31, 2013, are as follows:

(In Korean won)	Expected exercise period (Years)	Risk free rate (%)	Fair value (Market performance condition)	Fair value (Non-market performance condition)
(KB Financial Group Inc.) Long-term achievements
Series 1-4	0.05	2.55	—	37,674
Series 2-3	0.97	2.55	—	37,918
Series 3-1	0.75	2.55	—	37,851
Series 3-2	0.75~1.75	2.55	—	37,851~38,309
Series 3-3	0.75	2.55	—	37,851
Series 4-1	0.28~3.28	2.55	182	38,065~39,131
Series 4-2	0.28~3.28	2.55	250	38,065~39,131
Series 4-3	0.25~2.75	2.55	—	37,117~38,942
Series 4-4	0.75~2.75	2.55	—	37,851~38,942
Series 4-5	0.75~2.75	2.55	—	37,851~38,942
Series 5-1	0.75~1.75	2.55	—	37,851~38,309
Series 6-1	0.75~3.76	2.55	4,145	37,118~39,120
Series 7-1	0.75~3.76	2.55	8,532	37,118~39,120
Series 8-1	1.75~4.76	2.54	13,652	36,580~39,711
(Kookmin Bank) Long-term achievements
Series 23	0.28~3.28	2.55	5,713	37,635~40,501
Series 25	0.28~3.28	2.55	5,673	37,635~40,501
Series 32	0.98~3.98	2.55	—	37,451~40,894
Series 33	0.25~3.76	2.55	5,117	37,743~40,925
Series 34	0.36~3.76	2.55	8,454	37,666~40,925
Series 36	0.75~3.76	2.55	11,559	37,616~40,925
Series 37	0.75~3.76	2.55	17,351	37,616~40,925
Series 38	0.75~3.76	2.55	17,835	37,616~40,925
Series 39	0.75~3.76	2.55	17,591	37,616~40,925
Series 40	1.33~4.76	2.54	23,052	37,283~41,706
Series 41	1.34~4.76	2.54	23,100	37,396~41,706
Series 42	1.47~4.76	2.54	17,946	37,471~41,706
Series 43	1.65~4.76	2.54	17,739	37,363~41,706
Series 44	1.75~4.76	2.54	13,652	38,309~39,711
Series 45	1.75~4.76	2.54	13,652	38,309~39,711
Series 46	1.75~4.76	2.54	13,652	38,309~39,711
Deferred grant in 2010	0.34~1.75	2.55	—	37,764~38,309
Deferred grant in 2011	0.75~1.75	2.55	—	37,851~38,309
Deferred grant in 2012	0.75~2.75	2.55	—	37,851~38,942
(Other Subsidiaries) Long-term achievements
Year 2010	0.12~1.00	2.55	0~274	37,117~37,980
Year 2011	0.75~1.10	2.55	2,354~4,041	36,985~37,118
Year 2012	1.75~2.29	2.53~2.54	13,563~16,605	36,387~36,580
Year 2013	2.75	2.52	15,351	36,275
(KB Financial Group Inc.) Short-term achievements
Year 2010	0.75	2.55	—	37,851
Year 2011	0.75~1.75	2.55	—	37,851~38,309
Year 2012	0.75~2.75	2.55	—	37,851~38,942
Year 2013	1.75~3.76	2.55	—	38,309~39,120
(Kookmin Bank) Short-term achievements
Year 2010	0.25~0.75	2.55	—	37,620~37,851
Year 2011	0.25~1.75	2.55	—	37,851~38,309
Year 2012	0.75~2.75	2.55	—	37,851~38,942
Year 2013	1.75~3.76	2.55	—	38,309~39,120

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

March 31, 2013 and 2012, and December 2012

Expected volatility is based on the historical volatility of the share price over the most recent period that is generally commensurate with the expected term of the grant. And the current stock price of March 31, 2013, for the underlying asset price. Additionally, the average three-year historical dividend rate was used as the expected dividend rate. The Company used the historical data of Kookmin Bank for the period before the Company was incorporated.

Share-based payment arrangement for the employees of subsidiaries was transferred to the Company from the subsidiaries in 2010 and the related compensation cost paid to the employees of subsidiaries is reimbursed from the subsidiaries. The accrued expenses representing share-based payments as of March 31, 2013 and December 31, 2012, are ￦33,564 million and ￦37,846 million, respectively, and the receivables to be reimbursed from the subsidiaries for the compensation costs are ￦24,288 million and ￦28,260 million, respectively. The compensation costs amounting to ￦410 million and ￦1,297 million were recognized as an expense for the three-month periods ended March 31, 2013 and 2012, respectively.

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

March 31, 2013 and 2012, and December 2012

21. Non-operating income and expenses

The details of non-operating income and expenses for the three-month periods ended March 31, 2013 and 2012, are as follows:

(In millions of Korean won)	March 31, 2013		March 31, 2012

Non-operating income
Others	￦	21	￦	3

		21		3

Non-operating expenses
Donation		25		67
Others		—		28

		25		95

Net non-operating expense	￦	(4)	￦	(92)

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

March 31, 2013 and 2012, and December 2012

22. Tax benefit(expense)

The details of income tax benefit(expense) for the three-month periods ended March 31, 2013 and 2012, are as follows:

(In millions of Korean won)	March 31, 2013		March 31, 2012

Tax payable
Current tax expense	￦	—	￦	—

Change in deferred tax assets(liabilities)
Origination and reversal of temporary differences		(423)		133
Income tax recognized directly in equity
Actuarial gains(losses) on defined benefit liabilities		1		(2)

Tax benefit(expense)	￦	(422)	￦	131

The analysis of profit before tax and income tax benefit for the three-month periods ended March 31, 2013 and 2012, follows:

(In millions of Korean won)	March 31, 2013			March 31, 2012
	Ratio (%)	Amounts		Ratio (%)	Amounts

Profit before tax		￦	272,727		￦	676,006

Tax expense at the applicable tax rate[1]	24.16		65,884	24.18		163,478
Non-taxable income	(24.98)		(68,134)	(24.51)		(165,674)
Non-deductible expense	0.03		74	0.01		73
Consolidated tax effect	0.95		2,598	0.29		1,992

Tax benefit	(0.15)	￦	(422)	0.02	￦	131

[1]	Applicable income tax rate for ￦200 million and below is 11%, for ￦200 million to ￦20 billion is 22%, and for over ￦20 billion is 24.2%.

The details of current tax assets (income tax refund receivable) and current tax liabilities (income tax payable), as of March 31, 2013 and December 31, 2012, are as follows:

(In millions of Korean won)	March 31, 2013		Dec. 31, 2012

Income tax refund receivable prior to off-set	￦	—	￦	—
Tax payable prior to off-set		—		—
Adjustment on consolidated tax payable		337,604		257,535

Current tax payable	￦	337,604	￦	257,535

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

March 31, 2013 and 2012, and December 2012

23. Earnings per share

Calculations of basic earnings per share on the profit(loss) attributable to ordinary shares are as follows:

Weighted average number of ordinary shares outstanding:

	March 31, 2013
(In number of shares)	Number of shares (a)	Days outstanding (b)	Total outstanding shares (a) x (b)

Beginning (A)	386,351,693	90	34,771,652,370

Weighted average number of ordinary shares outstanding (B = A / 90)			386,351,693

	March 31, 2012
(In number of shares)	Number of shares (a)	Days outstanding (b)	Total outstanding shares (a) x (b)

Beginning (A)	386,351,693	91	35,158,004,063

Weighted average number of ordinary shares outstanding (B = A / 91)			386,351,693

Basic earnings per share

(in Korean won and in number of shares)	March 31, 2013

Profit attributable to ordinary shares[1] (C)	￦	272,304,632,908
Weighted average number of ordinary shares outstanding (D)		386,351,693
Basic earnings per share (E = C / D)	￦	705

(in Korean won and in number of shares)	March 31, 2012

Profit attributable to ordinary shares[1] (C)	￦	676,137,212,113
Weighted average number of ordinary shares outstanding (D)		386,351,693
Basic earnings per share (E = C / D)	￦	1,750

[1]	Profit attributable to ordinary shares is the same as profit in statements of comprehensive income.

Diluted earnings per share

Diluted earnings per share is calculated using the weighted average number of ordinary shares outstanding which is adjusted by the weighted average number of additional ordinary shares that would have been outstanding assuming the conversion of all dilutive potential ordinary shares. The Company’s dilutive potential ordinary shares include share grants.

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

March 31, 2013 and 2012, and December 2012

A calculation is done to determine the number of shares that could have been acquired at fair value (determined as the average market share price of the Company’s outstanding shares for the period) based on the monetary value of the subscription rights attached to the share options. The number of shares calculated above is compared with the number of shares that would have been issued assuming the exercise of share grants.

Adjusted profit for diluted earnings per share:

(in Korean won and in number of shares)	March 31, 2013

Profit attributable to ordinary shares	￦	272,304,632,908
Adjustment		—
Adjusted profit for diluted earnings per share	￦	272,304,632,908

(in Korean won and in number of shares)	March 31, 2012

Profit attributable to ordinary shares	￦	676,137,212,113
Adjustment		—
Adjusted profit for diluted earnings per share	￦	676,137,212,113

Adjusted weighted average number of ordinary shares outstanding to calculate diluted earnings(losses) per share:

(in number of shares)	March 31, 2013

Weighted average number of ordinary shares outstanding	386,351,693
Adjustment
Share grants	1,181,319
Adjusted weighted average number of ordinary shares outstanding for diluted earnings per share	387,533,012

(in number of shares)	March 31, 2012

Weighted average number of ordinary shares outstanding	386,351,693
Adjustment
Share grants	804,286
Adjusted weighted average number of ordinary shares outstanding for diluted earnings per share	387,155,979

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

March 31, 2013 and 2012, and December 2012

Diluted earnings per share:

(In Korean won)	March 31, 2013

Adjusted profit for diluted earnings per share	￦	272,304,632,908
Adjusted weighted average number of ordinary shares outstanding for diluted earnings per share		387,533,012
Diluted earnings per share		703

(In Korean won)	March 31, 2012

Adjusted profit for diluted earnings per share	￦	676,137,212,113
Adjusted weighted average number of ordinary shares outstanding for diluted earnings per share		387,155,979
Diluted earnings per share		1,746

24. Supplemental Cash Flow Information

Cash and cash equivalents as of March 31, 2013 and December 31, 2012, are as follows:

(In millions of Korean won)	March 31, 2013		Dec. 31, 2012
Due from financial institutions	￦	381,264	￦	96,234
Restricted due from financial institutions		(3)		(3)

	￦	381,261	￦	96,231

Significant non-cash transactions for the three-month periods ended March 31, 2013 and 2012, are as follows:

(In millions of Korean won)	March 31, 2013		March 31, 2012
Changes in receivables and payables from consolidated tax	￦	80,583	￦	195,088
Changes in other receivables and other payables		(3,972)		5,694

Cash inflow and outflow due to interest and dividends for the three-month periods ended March 31, 2013 and 2012, are as follows:

(In millions of Korean won)	Activity	March 31, 2013		March 31, 2012
Interest received	Operating	￦	1,130	￦	1,064
Interest paid	Operating		—		3,121
Dividends received	Operating		282,039		687,925
Dividends paid	Financing		—		—

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

March 31, 2013 and 2012, and December 2012

25. Commitments

The commitments made with financial institutions as of March 31, 2013 and December 31, 2012, are as follows:

		March 31, 2013				Dec. 31, 2012
(In millions of Korean won)		Amount of commitment		Amounts borrowed		Amount of commitment		Amounts borrowed
General loans	Hana Bank	￦	50,000	￦	—	￦	50,000	￦	—
	Woori Bank		130,000		—		130,000		—
Discounting of bills	Korea Exchange Bank		100,000		—		100,000		—

		￦	280,000	￦	—	￦	280,000	￦	—

26. Related Party Transactions

Significant related party transactions for the three-month periods ended March 31, 2013 and 2012, are as follows:

		March 31, 2013
(In millions of Korean won)		Dividend income and others		Provision (reversal)		Rental expense and others
Subsidiaries	Kookmin Bank	￦	282,817	￦	—	￦	677
	KB Asset Management Co., Ltd		—		—		—
	KB Real Estate Trust Co., Ltd		182		—		—
	KB Investment Co., Ltd.		105		—		—
	KB Data Systems Co., Ltd.		—		—		189
Key management			—		—		—

		￦	283,104	￦	—	￦	866

		March 31, 2012
(In millions of Korean won)		Dividend income and others		Provision (reversal)		Rental expense and others
Subsidiaries	Kookmin Bank	￦	658,225	￦	—	￦	640
	KB Asset Management Co., Ltd		30,000		—		—
	KB Real Estate Trust Co., Ltd.		724		—		—
	KB Investment Co., Ltd.		144		—		—
	KB Data Systems Co., Ltd.		—		—		156
Key management			—		—		—

		￦	689,093	￦	—	￦	796

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

March 31, 2013 and 2012, and December 2012

The details of receivables and payables, and related allowance for loans losses arising from the related party transactions as of March 31, 2013 and December 31, 2012, are as follows:

		March 31, 2013
(In millions of Korean won)		Receivables		Allowances for loan losses		Payables
Subsidiaries	Kookmin Bank	￦	661,865	￦	—	￦	257
	KB Kookmin Card Co., Ltd		91,719		—		66
	KB Investment & Securities Co., Ltd.		3,905		—		3,301
	KB Life Insurance Co., Ltd.		565		—		—
	KB Asset Management Co., Ltd.		8,199		—		—
	KB Real Estate Trust Co., Ltd.		4,801		—		—
	KB Investment Co., Ltd.		10,425		—		56
	KB Credit Information Co., Ltd.		170		—		175
	KB Data Systems Co., Ltd.		161		—		102
	KB Savings Bank Co., Ltd		14		—		827
Key management			—		—		—

		￦	781,824	￦	—	￦	4,784

		Dec. 31, 2012
(In millions of Korean won)		Receivables		Allowances for loan losses		Payables
Subsidiaries	Kookmin Bank	￦	335,710	￦	—	￦	—
	KB Kookmin Card Co., Ltd		55,435		—		251
	KB Investment & Securities Co., Ltd.		1,141		—		3,301
	KB Life Insurance Co., Ltd.		363		—		167
	KB Asset Management Co., Ltd.		8,130		—		—
	KB Real Estate Trust Co., Ltd.		19,882		—		—
	KB Investment Co., Ltd.		10,284		—		—
	KB Credit Information Co., Ltd.		216		—		155
	KB Data Systems Co., Ltd.		196		—		63
	KB Savings Bank Co., Ltd		—				406
Key management			—		—		—

		￦	431,357	￦	—	￦	4,343

According to K-IFRS 1024, the Company includes subsidiaries and key management (including family members) in the scope of related parties. Additionally, the Company discloses balances (receivables and payables) and other amounts arising from the related party transactions in the notes to the separate financial statements. Refer to Note 8 for details on subsidiaries.

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

March 31, 2013 and 2012, and December 2012

Key management includes the directors of the Company, their close family members, and the companies where the directors and their close family members have the power to influence the decision-making process.

Compensation to key management for the three-month period ended March 31, 2013 and 2012, consist of:

	March 31, 2013
(In millions of Korean won)	Short-term employee benefits		Post- employment benefits		Termination Benefits		Share- based payments		Total
Registered director (executive)	￦	63	￦	18	￦	—	￦	372	￦	453
Registered director (non-executive)		252		—		—		—		252
Non-registered director		672		33		—		38		743

	￦	987	￦	51	￦	—	￦	410	￦	1,448

	March 31, 2012
(In millions of Korean won)	Short-term employee benefits		Post- employment benefits		Termination Benefits		Share- based payments		Total
Registered director (executive)	￦	32	￦	20	￦	—	￦	714	￦	766
Registered director (non-executive)		215		—		—		36		251
Non-registered director		717		27		—		547		1,291

	￦	964	￦	47	￦	—	￦	1,297	￦	2,308